A PARADISE ACQUISITION CORP.

The Sun’s Group Center,
29th Floor, 200 Gloucester Road,

Wan Chai,
Hong Kong

VIA EDGAR

July 9, 2025

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, NE

Washington, D.C. 20549

Attn: Eric McPhee, Kristina Marrone, Benjamin Holt and Jeffrey Gabor

Re:	A Paradise Acquisition Corp.
Amendment No. 1 to Registration Statement on Form S-1
Filed June 30, 2025
File No. 333-287505

To Whom It May Concern:

On behalf of our client, A Paradise Acquisition Corp. (the “Company,” “we,” “our” or “us”) , we hereby provide a respond to the comment letter (the “Staff Letter”) received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), on July 8, 2025, regarding Amendment No. 1 to the Registration Statement on Form S-1 submitted to the Commission on June 30, 2025 (the “Registration Statement”). The Company is concurrently filing Amendment No. 2 to the Registration Statement (“Amendment No. 2”) which, among other things, responds to the Staff’s comments set forth in the Staff Letter. For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed each comment with the Company’s response. Except as otherwise specifically indicated, page references in our responses correspond to pages of Amendment No. 2.

Amendment No. 1 to Registration Statement on Form S-1 filed June 30, 2025

Exhibits

1.	Please revise your amended and restated memorandum and articles of association filed as Exhibit 3.2 to reconcile by when the company must consummate a business combination. In this regard, we note that Regulation 24.2 refers alternately to 24 months from the closing of the IPO and 15 months from the closing of the IPO. Please also revise to clarify whether the termination date may be extended by resolution of directors at the request of the initial shareholders, as we note that Regulation 24.2 appears to allow for up to two three-month extensions but your prospectus disclosure does not.

Response: The Company has filed a revised amended and restated memorandum and articles of association as Exhibit 3.2 to Amendment No. 2 in response to the Staff’s comment.

We thank the Staff for its review of the foregoing and Amendment No. 1. If you have further comments, please feel free to contact our partner, Xiaoxi Lin, at XLin@mofo.com, or by telephone at (852) 2585 0878.

Sincerely,

/s/ Xiaoxi Lin
Xiaoxi Lin
Partner

cc:	Claudius Tsang, Chairman, Chief Executive Officer and Chief Financial Officer, A Paradise Acquisition Corp